Exhibit 99.1

POET Technologies

ANNUAL 2014 REPORT

"Powered by POET"

CEO’S REPORT

To our Shareholders:

The past year has been a transformative one for the Company. During 2014 and into 2015 we were and are focused on transitioning from “Lab- to-Fab”. As a Company we are moving beyond proof of concept, to proof of commercialization. Our monetization strategy will benefit from the implementation of the POET (Planar Opto-Electronic Technology) process in a Fab environment. Our process is intended to enable monolithic fabrication of integrated circuits containing both electronic and optical elements. This alone is transformative; however, with the combination of the projected material performance and power savings advantages of our III-V semiconductor platform the technology will be disruptive.

The semiconductor industry improvements based on Moore’s Law that have sustained the semiconductor world over the last 50 years are coming to an end. The capital investments necessary for the industry to sustain reducing the size of silicon CMOS technology nodes down to 10-nm and below continue to increase, creating economics that only a select few companies can participate in and benefit from. POET is intended to provide a resurgence in high-speed and power-efficient applications in devices including smart-phones, tablets, servers and wearable computers. POET may offer a cost competitive alternative with equivalent performance three to four nodes ahead of Silicon CMOS and provide the ability to mix analog, mixed signal, digital and optical devices on the same chip. This will not only allow companies to continue to offer their customers added product differentiated feature benefits but also offer solutions that cannot be created today with the current semiconductor fabrication process capabilities. You can find more information on POET and our proprietary semiconductor platform, at our website at www.poet-technologies.com.

Our strategy for “Lab to Fab” is beyond a simple catch phrase. We are engaged on multiple fronts with a single convergence point of commercialization, which in turn will lead to monetization. Dr. Taylor, our visionary, has made great progress moving the “Dial” on this technology. However, a laboratory setting has limitations. Fab environment equipment is ISO Certified and carefully calibrated to continually deliver quality and repeatability of results. Our ongoing non-exclusive work with BAE Systems (“BAE Systems”), a third party foundry is intended to provide access to this quality of equipment required to prepare our POET IP process for delivery to potential customers. Additionally, we are exploring other potential relationships to further the technological development.

In early 2014, we successfully concluded a $4.5M USD ($5M CAD) capital raise to enable the Company to fund the internal and third party development efforts necessary to complete the milestones required for the monetization and “Lab-to-Fab” transition of the POET Technology. We re- negotiated our contract with the University of Connecticut and established a new agreement under significantly improved terms.

Additionally, during 2014 and into 2015 we raised $14.8M USD ($17.2M CAD) through the exercise of warrants; and as I write this letter to you, we have $15.2M USD ($19.5M CAD) of cash resources to allow us to execute our vision.

We have made great strides during the year. The team achieved the fabrication of infrared (IR) detectors working with BAE Systems; the team achieved the operation of its switching laser within the POET platform with implications for complementary metal-oxide semiconductor (CMOS) on- chip and off-chip optical communications applications; the team completed the documentation associated with the POET technology design kit and announced the collaboration BAE Systems to reproduce and enhance the repeatability of the 100-nm results and shrink the PET process to 40-nm scale.

While we maintain our focus and attention to the POET platform at 100 and 40-nm geometries, the shift from “Lab-to-Fab” continues through IP and process development. To that end, we are actively engaged and listening to our potential customers. In the past, milestones were focused on proof of concept. Our current milestones are based on the market requirements through active consultation with industry and prospective clients.

In closing, I would like to thank my fellow Directors for their continued guidance and leadership, our executives and our employees for their dedication and efforts. We also greatly appreciate the support and interest of our shareholders and look forward to communicating updates of POET’s continued success to you in the future. In the meantime, we look forward to greeting many of you at our Annual General Meeting on June 12, 2015.

{signed}

Peter Copetti

Interim Chief Executive Officer and Executive Co-Chairman

April 27, 2015

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. Financial information presented elsewhere in this report is consistent with that in the consolidated financial statements.

The consolidated financial statements have been audited by Marcum LLP., the independent external auditors appointed by shareholders. In that capacity, they have examined and reported on the financial statements for the years ended December 31, 2014 and December 31, 2013. The Audit Committee of the Board of Directors has reviewed the consolidated financial statements with management and the external auditors and has recommended their approval by the Board of Directors.

{signed}

Peter Copetti

Interim Chief Executive Officer and Executive Co-Chairman

Toronto, Ontario

April 27, 2015

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2013

The following discussion and analysis of the operations, results, and financial position of POET Technologies Inc., (“PTI” or the “Company”) for the year ended December 31, 2014 (the “Year”) should be read in conjunction with the Company’s December 31, 2014 audited consolidated financial statements and the related notes thereto where applicable, both of which were prepared in accordance with International Financial Reporting Standards (“IFRS”). The effective date of this report is April 7, 2015. All financial figures are in United States dollars (“USD”) unless otherwise indicated. The abbreviation “U.S.” used throughout refers to the United States of America.

Forward-Looking Statements

This management discussion and analysis contains forward-looking statements that involve risks and uncertainties. It uses words such as “may”, “would”, “could”, “will”, “likely”, “except”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, and other similar expressions to identify forward-looking statements. Forward- looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the early stage of the Company’s development and the possibility that future development of the Company’s technology and business will not be consistent with management’s expectations, difficulties in achieving commercial production or interruptions in such production if achieved, the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, the uncertainty of profitability and failure to obtain adequate financing on a timely basis. The Company undertakes no obligation to update forward-looking statements if circumstances or Management’s estimates or opinions should change, except to the extent required by law. The reader is cautioned not to place undue reliance on forward-looking statements.

Business Overview

Today’s world has become almost completely dependent on electronics for day-to-day functioning. As that dependency grows, so does the need for smaller, faster and more power efficient devices. Thus, progress in the electronics and semiconductor industry continues to heavily influence day-to-day life in the developed world in the way we work, communicate, transport and entertain ourselves.

It has become the general consensus of the industry that silicon-based semiconductor technology is being pushed to its limits. According to IC Insights (2013), R&D spending by the top 10 semiconductor companies has grown to a record-high $28 billion, or an equivalent of 16.7% of total semiconductor sales, its highest level in 4-5 years. Capital investments are high and cash intensive, which in-turn creates swings in the semiconductor market place. This high capital spending is necessary because the industry is in need of new technology that pushes beyond the boundaries of conventional silicon processes, that is not fab-specific nor highly dependent on current processes or materials.

PTI has developed a unique, proprietary process that addresses the needs of speed, size, power and cost efficiency associated with current semiconductor manufacturing technologies. The development of its solution has been predicated on an ability to be accommodated in existing semiconductor fabs with minimum re-tooling thus potentially reducing capital expenditures required to adopt POET’s process technologies.

The Company currently has a number of issued patents and patents pending related to the semiconductor Planar Opto-Electronic Technology (“POET”). The Company’s focus is on the design of III-V semiconductor devices and processes for commercial, industrial and military applications, including processors, system-on-chip (SoC), optical and opto-electronic devices, infrared sensor arrays and ultra-low-power digital circuits and random access memory. The POET platform enables the monolithic fabrication of integrated circuits containing analog, digital and optical elements, with potential high-speed and power-efficient applications in devices such as smart phones, tablets, servers, computers and IoTs (Internet of Things).

The Company is currently positioned as a semiconductor process IP company, with an aim to leverage existing and potential relationships in establishing a POET design and manufacturing value chain, and in commercializing POET IP based devices.

PTI is incorporated under the laws of the Province of Ontario. The Company’s shares trade under the symbol “PTK” on the TSX Venture Exchange in Canada and under the symbol “POETF” on the OTCQX in the U.S.

The following sections discuss its business in more detail.

a)             Semiconductor Technology Process IP

PTI is conducting research related to expansion of the POET platform by adding processes to the POET Intellectual Property (“IP”) portfolio. It is also engaged in developmental work related to existing POET processes for a wide array of devices for potential consumer, commercial, industrial and military applications. PTI continues to develop gallium arsenide-based chip design processes having several potential major market applications, including: (i) infrared sensor arrays for military as well as domestic monitoring and imaging applications, and (ii) the unique combination of analog, mixed-signal, digital and optical functions on the same chip for potential use in various commercial and military applications. The use of III-V material such as gallium arsenide is a key factor in the POET process development for these products. PTI believes that the POET process has the potential to fundamentally alter the landscape of computing for a broad range of applications by offering unique integrated components with dramatically lower solutions cost together with increased speed, density, and reliability.

The Company has:

1.              Successfully produced numerous distinct devices under the POET process, including on-chip continuous-wave lasers and switching lasers with the potential for eliminating chip-to-chip metallic interconnects, complementary hetero-structure field effect transistors (HFETs), optical thyristors, pulsed lasers, super-radiant light emitting devices, and infrared sensors with potential usage for multi-spectral and uncooled operation — all able to be monolithically fabricated through the POET process.

2.              Established Technology Design Kits (“TDK”) documentation. TDKs comprise a library of comprehensive design rules and device parameters for the POET technology that will eventually enable customers and partners to implement the POET fabrication process into their preferred foundries.

3.              Actively engaged BAE Systems Inc. (“BAE Systems”) to replicate the POET process with greater precision and larger scale using advanced ebeam writing tools. This contractual effort with BAE Systems will accelerate the “Lab-to-Fab” transition of the POET technology to a manufacturing status of 6” wafer scale. The target of the effort is 40-nm dimensions for the critical features. This engagement is meant to support the development and verification of the foundation devices and design enablement kits. Additionally, it will provide the baseline FEOL (Front End Of Line) process flow in a manufacturing environment and toolset.

4.              Continued the development of the 40-nm Planar Electronic Technology (“PET”) Process Design Kits (“PDKs”). PTI is utilizing Synopsys’ TCAD tools and services to develop the PET and POET PDKs. PDKs are used by 3rd party chip developers to create IP libraries that would be used to implement System on Chip (“SoC”) integrated circuits. Availability of the PDKs will enable early evaluation of the performance advantages of POET technology and design of IP required for SoC implementation.

PTI has also recently applied for several key patents for the development of ancillary devices pertinent to the area of quantum computing. This intellectual property is expected to play a strategic role in long-term development, rather than having an impact on near-term deliverables.

PTI is actively working on multiple fronts related to technology milestones. The original target completion dates of the “PET PDK” (originally called to “PET PTK”) was Q3 2014, and for both the “electrical 100-nm ring oscillator” and the “50 GHz VCSEL” was Q4-2014. All timelines were extended to Q1-2015. These three milestones continue to be POET’s primary focus while in parallel advancing on the IP monetization plan. Monetization possibilities are progressing through the expanded agreement recently signed with BAE Systems and implementation of the “Technology Roadmap Advisory Committee”, amongst other developments.

The original milestone timetable was developed based on time estimates for various technical issues to be resolved. As these milestones expanded into new areas of development, the technical uncertainties encountered required a greater effort to overcome than originally forecasted. Delays in research and development programs though not desirable are not uncommon when boundaries of science are expanded.

Beyond purely technical issues, the UCONN team had to deal with significant issues related to a new piece of equipment installed in late 2014 that was malfunctioning. This delayed the team’s progress in the last 3 months. The issue was resolved in the last week of March 2015 with the root cause identified as an inappropriate installation by a third party. Appropriate repairs to this equipment have been made.

The team is confident to complete the three milestones over the course of the next quarter.

Industry Outlook (1)

The semiconductor market is projected to grow to over $372 billion in 2015 and remains a rapidly growing segment of the economy. The convergence of internet-capable and mobile technologies will drive the strength of the semiconductor device market through 2017.

Primary drivers include:

•                  Pad, Tablet and Cloud OS-type PC devices — Demand continues to surge for tablet-class devices, and the market for tablet PCs built on cloud-based services is expanding. Examples of devices key to this market are DRAM and logic circuits. These markets are projected in 2015 at $43.6 billion and $97.6 billion, respectively. Within such devices, POET’s platform is anticipated to allow analog and digital devices to be integrated in the same die. This is expected to reduce the number of parts on the bill of material (BOM), thereby reducing manufacturing costs, increasing functionality and reducing power usage.

•                  Smartphones — 3G/4G smartphones are set to impact on the future of analog, DSP, logic, and NAND flash memory integrated circuit markets. The mobile phone IC market alone is projected to be $85.4 billion for 2015. The Company anticipates that the POET platform’s performance and power saving boosts resulting from the incorporation of POET’s functional capabilities in GaAs ICs will be attractive to manufacturers of intelligent portable devices because of the potential speed, power utilization and space advantages offered by integrating analog, mixed signal and digital functions. The same advantages of reducing the BOM part count, reducing manufacturing costs and reducing power consumption prolonging battery life apply in this market as well.

•                  Digital and Smart TVs — Streaming capability via the Internet will be the must-have technology over the next few years; this points to increased revenues for LED drivers, power management ICs, and MCUs/MPUs. MPUs/CPUs which are forecast at $73.5 billion for 2015. Advances in Smart TV technology will require increased bandwidth to the panel technology. POET may enable integration of analog and faster digital device performance and lower total power usage.

•                  Smart Grids and Advanced Metering Infrastructure (AMI) — Residential appliances and related electrical systems are now being designed for interaction with power utilities via the Internet and local networks. Smart grid technology investment is forecast to grow 9.5% annually through 2017. Smart Grids and AMI devices are small and cost sensitive. POET may enable manufacturers to reduce the number of parts in such devices, thereby requiring less assembly time and better final product yields.

•                  “Internet of Things” — The identification, monitoring, and control of objects with an addressable Internet protocol has been gaining momentum for over a decade with no abatement in sight.  The sensor and actuator semiconductor market, one of the areas impacted by this sector, is projected to be an $11.4 billion market in 2015. POET’s low power attribute and potential ability to integrate the analog front end with a processor core and an energy harvester in a one-chip solution may be important in the emerging Internet of Things market.

(1) Data was sourced from IC Insights’ IC Market Drivers 2014 Report. Data in the last bullet (sensors/actuators) was sourced from the 2014 edition of IC Insights’ Opto-Sensor-Discrete (O-S-D) Report.

PTI’s POET technology is applicable in a large portion of this semiconductor market as it represents an integrated comprehensive solution to increasing semiconductor performance in an economical and functional manner. The ability to be adapted to existing fabs with a minimum of re-tooling requirements, compared to alternatives, is an important differentiator. Business indicators suggest that POET may provide significant value to ever growing markets, where it addresses a need for lower power consumption, speed, solution size, and cost efficiency.

We are striving to develop the POET platform to provide the following advantages to the industry:

•                  Application Performance up to 10x faster than existing technologies

•                  Up to 90% power savings improvement over existing technologies (depending on application)

•                  Flexible and integrated application solutions that can be applied to virtually any technical application, including memory, digital/mobile, sensor/laser and electro-optical, among many others

•                  POET process can be deployed into existing silicon fabs — Since POET is a CMOS friendly technology fabricated using standard lithography techniques; it could be easily integrated into current semiconductor production facilities extending the profitable utilization of fabrication equipment and production lines.

PTI’s strategy is to continue research towards the expansion of the IP portfolio and the aggressive development of devices for the POET platform.

The disruptive potential of the POET technology was first recognized within the military community, and this recognition has remained strong. Despite this connection, historical military development work does not constrain the commercial application of the POET Technology.

Key Success Drivers

The POET platform, which is covered by numerous patents and patents pending, if and when fully developed may make possible the economic production of fully-integrated optoelectronic semiconductor devices with higher speeds and reduced power consumption compared to conventional silicon-based devices. The Company will continue to drive research, as the expansion of the IP portfolio is important to the future of POET. The currently developed technology is still in its early deployment stages. The success of early stage semiconductor companies is highly dependent on their ability to identify milestones that push the limit of existing technology and the achievement of those milestones in a timely fashion. PTI has demonstrated such successes in the past and continues to establish and achieve significant milestones. Significant milestones achieved over the last sixteen months include:

1)             Achieving radio frequency and microwave operation of both n-channel and p-channel transistors. By reaching this milestone, 3-inch POET wafers fabricated at BAE Systems (Nashua, NH) yielded submicron n-channel and micron-sized p-channel transistors operating at frequencies of 42 GHz and 3 GHz respectively. The team is aiming to optimize the operating frequencies to up to 300-350 GHz range for the n-channel device.

2)             The integration of the complementary inverter. Specifically, PTI successfully demonstrated complementary heterostructure field effect transistor based inverter operation using the POET process.

3)             The fabrication of infrared (IR) detectors, using its proprietary planar optoelectronic technology (POET) platform for monolithic fabrication of integrated electronic and optical devices on a single semiconductor wafer. Adding to its significance is the fact that the POET wafer used for the IR devices were fabricated within an independent foundry, BAE Systems’ Microelectronics Center in Nashua, New Hampshire. BAE Systems has produced compound semiconductor devices based on gallium arsenide for more than 20 years for use in its defense, radar, and communications systems. This milestone, therefore, represents the integration by a third party of the optoelectronic process previously demonstrated in POET laboratories.

Timely capital investment is also key to the success of semiconductor companies. The Company acquired and installed approximately $937,860 in new equipment during 2013 and has purchased another $365,000 in new equipment in 2014. This equipment has resulted in the ability to target milestones further down the development roadmap than previously mapped. It has also enabled the Company to define and develop an important planar electronic technology (PET) subset of the POET platform. The Company has a capital investment program approximating $3 million over the next year.

The Company has successfully raised over CA$17.5 million in equity financing through private placements and an additional CA$11.2 million through the exercise of stock options and warrants since June 2012.

During 2014, the University of Connecticut converted certain royalty rights into a significant investment in the Company. The parties agreed to restructure the payment provisions of the licensing agreement between the Company and the University of Connecticut regarding certain aspects of the POET technology (the “License Agreement”) by reducing royalty payments to three percent (3%) of amounts received from unaffiliated third parties in respect of the exploitation of the Intellectual Property defined in the License Agreement, in consideration for 2,000,000 common shares of the Company.

The Company recently established a satellite office in Silicon Valley, San Jose, California. It is important for PTI to have a presence in the Valley as it is an area of concentration of the potential customers and partners.

The Company’s future success will also be driven by focusing on the foundation of critical human capital. In this regard, the Company appointed Mr. Daniel DeSimone and Mr. Ajit Manocha to the POET team.

Mr. DeSimone joined the Company as Vice President, Product Development and was recently promoted to the role of Chief Technology Officer (“CTO”). Mr. DeSimone was most recently Senior Manager, Test and Wafer Sort Engineering, at Fairchild Semiconductor. Under his leadership, the Fairchild team achieved significant increases in quality and yield during wafer production in several 0.5 and 0.35 micron CMOS/BiCMOS/BiPolar technologies. In addition to manufacturing experience, Mr. DeSimone brings to the Company two distinct experiences:

i)                 strategic product roadmap definition - addressing server and storage vertical markets; and

ii)              broad integrated circuit development encompassing analog mixed signal through large digital application specific integrated circuits.

Mr. Manocha joined the Board as Executive Vice Chairman and was appointed Executive Co-Chairman of the Board on November 17, 2014. In this capacity, Mr. Manocha is helping to determine the strategic direction of the Company, and is working closely with Mr. Copetti, the Company’s Executive Co-Chairman and interim CEO in carrying out actions to support that strategic direction, including: mergers and acquisitions (M&A), and related transitions; joint ventures, collaborations, partnerships and other industry relationships; assistance in capital raises; and identification and installation of a permanent CEO.

Mr. Manocha was most recently CEO of GlobalFoundries, the second-largest semiconductor foundry in the world. Global Foundries was formerly the manufacturing arm of Advanced Micro Devices (AMD), and it subsequently expanded with its acquisition of Chartered Semiconductor. GlobalFoundries produces integrated circuits (IC) in high volume for semiconductor companies such as AMD, Apple, Broadcom, Qualcomm, Samsung, and STMicroelectronics.

Significant Events and Milestones During 2014

In 2014, PTI continued to execute on its stated strategic plan. The Company has achieved the following significant milestones in 2014:

1.              On January 24, 2014, the Company submitted a registration statement on Form 20-F in connection with the registration of its common stock under the U.S. Securities Exchange Act of 1934.

2.              On February 11, 2014, Peter Copetti, who previously served as Executive Director and Chair of the Special Strategic Committee, was named Executive Chairman and interim CEO.

3.              On February 13, 2014, the Company completed a $4,546,000 (CAD $5,000,000) private placement financing. The financing consisted of 7,692,307 units at a price of $0.59 (CAD $0.65) per unit. Each unit comprised one common share and one common share purchase warrant. One warrant allows the holder to acquire one common share of the Company at an exercise price of $0.91 (CAD $1.00) per share for 2 years. No commission was payable with respect to this financing.

4.              On February 24, 2014, the Company achieved the fabrication of infrared (IR) detectors, using its proprietary planar optoelectronic technology (POET) platform for monolithic fabrication of integrated electronic and optical devices on a single semiconductor wafer. Adding to its significance is the fact that the POET wafers used for the IR devices were fabricated by an independent foundry, BAE Systems’ Microelectronics Center in Nashua, New Hampshire.

5.              On March 4, 2014, the Company achieved the long-awaited milestone (MS-5) — the operation of its switching laser within the POET platform. This achievement has far-reaching implications for on-chip and optical communications applications. This single demonstration is a giant leap forward for an integrated circuit industry looking for ways to push complementary metal-oxide semiconductor (CMOS) processes past some challenging technical barriers.

6.              On March 4, 2014, the Company filed new IP portfolio protection documents with the U.S.  Patent and Trademark office (USPTO) and in other key jurisdictions to support strategic applications in POET-based quantum computing.

7.              On March 4, 2014, the Company announced the addition of Mr. Daniel DeSimone to the POET team as Vice President, Product Development.

8.              On April 4, 2014, the Company finalized an agreement with University of Connecticut to convert certain royalty rights into a significant investment in the Company.  The parties agreed to restructure the payment provisions of the License Agreement by reducing royalty payments to three percent (3%) of amounts received from unaffiliated third parties in respect of the exploitation of the Intellectual Property defined in the License Agreement, in consideration for 2,000,000 common shares of the Company.

9.              On April 7, 2014, the Company completed and made available, the POET Technology Design Kit (POET/TDK) documentation to the industry. POET/TDK provides complete documentation for the entire catalog of active electronic and electro-optical devices currently supported by the POET process.

10.       On April 28, 2014, the Company announced Taylor Rafferty, LLC as the Company’s Investor relations firm. The change in investor relations counsel follows Christopher Chu rejoining Taylor Rafferty, LLC where he previously assisted leading blue-chip companies in cross-border investor relations campaigns.

11.       On June 12, 2014, the Company completed registration of its Form 20-F with the SEC.

12.       On July 7, 2014, the Company announced the appointment of Mr. Ajit Manocha to the Board as Executive Vice Chairman.

13.       On July 8, 2014, the Company reached a technological development point on the 100-nm scaling and prototype initiative where transition to BAE Systems could be negotiated and was subsequently signed later in the year.

14.       On August 6, 2014, the Company announced the completion of a new valuation model from Pellegrino and Associated LLC. The valuation model indicated a fair market value of the Subject Property in the markets considered at a 90% confidence level to be in between $851 million and $4.3 billion with a mean value of $2.4 billion and a median value of $2.3 billion. The Company does not intend to commission further updates of this valuation.

15.       On September 2, 2014, the Company announced a collaboration non-exclusive agreement with Synopsys on advanced modeling of the PET (Planar Electrical Technology) devices and the development of PTI’s first PDK (Process Design Kit). This collaboration with POET will combines Synopsis TCAD modeling expertise and POET’s innovative technologies to provide leading-edge semiconductor companies significant benefits for next- generation semiconductor designs.

16.       On September 2, 2014, the Company also announced a non-exclusive collaboration agreement with BAE Systems to reproduce and enhance the repeatability of the 100-nm results and shrink the PET process to 40-nm scale by accessing superior capabilities and diagnostics, allowing the POET approach to start to scale to both 3” and 6” wafers with much larger device count and across wafer alignment.

17.       On November 17, 2014, the Company announced the appointment of Ajit Manocha as Co-Chairman of the Board.

Summary of Quarterly Results

Following are the highlights of financial data of the Company for the most recently completed eight quarters which have been derived from the Company’s consolidated financial statements prepared in accordance with IFRS:

					Restated	Restated	Restated	Restated
	Dec.	Sep.	Jun.	Mar.	Dec.	Sep.	Jun.	Mar.
	31/14	30/14	30/14	31/14	31/13	30/13	30/13	31/13
Other (income)	$—	$—	$(85,204)	$(84,628)	$(80,890)	$(84,628)	$(86,269)	$(91,087)

Shares issued for the reduction of license fee	—	—	1,439,898	—	—	—	—	—
Research and development	457,470	504,131	362,848	312,302	438,777	352,486	256,914	312,551

Depreciation and amortization	70,222	66,050	50,276	50,407	27,780	33,027	10,180	2,548

Professional fees	134,339	325,695	146,057	301,703	184,777	241,761	128,758	76,863

Stock-based compensation	1,044,310	2,613,355	368,558	589,774	960,705	1,332,554	993,179	734,715

General and administrative	922,968	888,274	656,344	650,651	452,488	404,904	675,868	589,427

Investment (income), including interest	—	—	—	—	(18,371)	—	—	—

Net loss	$2,629,309	$4,397,505	$2,938,777	$1,820,209	$1,965,266	$2,280,104	$1,978,630	$1,625,017

Explanation of Quarterly Results for Q4 2014

The Company has completed all its projects under SBIR grants. As a result there is no SBIR grant income in Q4 2014 as compared to $80,890 in Q4 2013.  During 2014 the Company decided to eliminate its use of SBIR grants in order to focus all of its resources on developing and monetizing the technology.

During Q4 2014, the Company reported a loss of $2,629,329 as compared to a loss of $1,965,266 for the same period in 2013. Significant increases were in non-cash stock based compensation, and general and administrative.

Non cash stock-based compensation increased by $83,625 from $960,705 in Q4 2013 to $1,044,330 in Q4 2014. Stock based compensation is calculated on the date of the stock option grant and is amortized and expensed in the year that the stock options vest. Criteria such as stock price at the grant date, and number of stock options granted will affect the value of the granted stock and in turn the stock option compensation as this amount is amortized at the stock option vest date. It is important to note that this non-cash expense is considered an integral part of the Company employing and maintaining highly qualified and competent personnel to reach its goals.  For the purposes of clarity and simplicity, the Company reclassified any stock based compensation included in research and development costs to stock-based compensation.

The Company did not grant stock options in Q4 2014 while 1,680,000 were granted in Q4 2013.

There was an increase of $349,000 in wages and benefits. Wages and benefits in 2014 was $578,000 as compared to $229,000 in 2013. The increase was a result of an increase in director fees of $119,000 (2014 - $165,000 and 2013 - $46,000) and bonuses of $230,000 (nil in 2013) to various employees.

The increase in general and administrative from $452,488 in Q4 2013 to $922,684 in Q4 2014, equating to an increase of $470,196 can be attributed primarily to increases in wages and benefits, investor relations and travel expenses.

Specifically, general and administrative expenses were a result of increases in investor relations of $105,000 and travel expenses of $14,000. In 2013, the Company directed its own investor relations program as it established its strategic plan. Once that plan was established, the Company outsourced its investor relations program to a third party which currently manages all investor relations communication. In Q4 2013, investor relations expense was nil as compared to $105,000 in Q4 2014.

Travel expenses increased from $16,000 in Q3 2014 to $30,000 in Q4 2014. The travel activity of the Company has increased over 2013 due to frequent international travel by the CEO, COO and Co-Chair of the Board in order to establish investment and business relationships.

Professional fees decreased by $50,000 from Q3 2013 as compared to Q4 2014. Professional fees in Q3 2013 was unusually high due to the Company’s preparation for filing its registration statement, Form 20-F, with the U.S. Securities Exchange in order to have the Company’s shares registered under the U.S. Securities Exchange Act of 1934. The majority of the 20-F work was completed in early 2014.

Explanation of Twelve Months Results for the Year Ended December 31, 2014

The loss for the year ended December 31, 2014 increased by $3,936,783 from $7,849,017 for the year ended December 31, 2013 to $11,785,800 for the year ended December 31, 2014. The increased loss was a result of a few significant factors. The most significant of which was the one-time non-cash issuance of 2,000,000 common shares to the University of Connecticut valued at $1,439,898 for the reduction of certain royalty rights in exchange for an investment in the Company. The parties agreed to restructure the payment provisions of the License Agreement by reducing royalty payments to three percent (3%) of amounts received from unaffiliated third parties in respect of the exploitation of the Intellectual Property defined in the License Agreement, in consideration for 2,000,000 common shares of the Company.

Non-cash stock-based compensation increased by $594,844 from $4,021,153 for the year ended December 31, 2013 to $4,615,997 for the year ended December 31, 2014. Stock-based compensation is calculated on the date of the stock option grant and is amortized and expensed in the year that the stock options vest.  Criteria such as stock price at the grant date, and number of stock options granted will affect the value of the granted stock and in turn the stock option compensation as this amount is amortized at the stock option vest date. It is important to note that this non- cash expense is considered an integral part of the Company employing and maintaining highly qualified and competent personnel to reach its goals. For the purposes of clarity and simplicity, the Company reclassified any stock-based compensation included in research and development costs to stock-based compensation.

The Company granted 6,155,000 stock options during the year in 2014 while 7,310,000 were granted over the year in 2013.

General and administrative increased by 47% over 2013, increasing by $995,550 from $2,122,687 in 2013 to $3,118,237 in 2014. Wages and benefits had the most significant impact on this increase. The increase of $868,000 in wages and benefits is due to the addition of the COO, Stephane Gagnon ($172,000 in 2014 and $26,000 in 2013), severance package to the former CEO ($185,000 in 2014, and nil in 2013), bonuses ($475,000 in $2014 and $60,000 in 2013), and increase in director fees of $110,000 ($233,000 in 2014 and $123,000 in 2013). Having the “right people in the right places” is a key success driver of the Company. The Company is therefore committed to appropriate investments in human capital to ensure that the right people are in place to help the Company reach its strategic goals.

During the year, professional fees increased by almost 44% or $275,635 from $632,159 in 2013 to $907,794 in 2014. On January 24, 2014, the Company submitted a registration statement on Form 20-F in connection with the registration of its common stock under the U.S. Securities Exchange Act of 1934. In preparation for this filing, the

Company incurred substantial legal and accounting fees. The filing of the Form 20-F is the first step in the Company’s plan to list the Company’s securities on a U.S. exchange. If successful, it is anticipated that this would result in more liquidity for the Company’s shares, access to other capital markets and greater visibility to prospective partners during the process of monetization. There can be no assurances that the Company’s shares will be registered on a U.S. exchange. Additionally, the Company paid fees relating to the update of the Pellegrino valuation report which established a median value for the Company of approximately $2.3.billion. Legal fees for the Company continue to be a significant expense due to the regular contract reviews, patent reviews and legal costs associated with being a publicly traded Company. The Company also incurred $110,000 of recruitment fees related to the Company’s executive recruitment program.

Depreciation and amortization increased by $163,704. Depreciation and amortization was $73,535 in 2013 as compared to $237,239 in 2014. The Company added new equipment and patent registration throughout 2013 and 2014 totaling $1,528,000. The new equipment provides the Company with a unique opportunity to advance the POET process within the confines of its own lab and advance its timelines toward monetization. The current year is the first full year of depreciation for these new assets added in 2013 and partial depreciation for assets added in 2014.

Research and development increased by $276,023 from $1,360,728 in 2013 to $1,636,751 in 2014. The increase was primarily due to the increased wages and benefits of $207,000 resulting from the appointment of the new VP Product Development, currently the Company CTO and annual wage increases. The CTO brings to the Company two distinct experiences: strategic product roadmap definition - addressing server and storage vertical markets; and broad integrated circuit development encompassing analog mixed signal through large digital application specific integrated circuits. The Company also added 2 new R&D employees to help support the R&D and monetizing efforts. Additionally, subcontract fees and R&D supplies increased by an aggregate $68,000. The increase in subcontract fees was primarily due to fees paid to a “3rd party foundry” for specialty work done in replicating the fabrication process and consulting towards shrinking the PET process to 40-nm.

Explanation of Material Variations by Quarter for the Last Eight Quarters

Stock-based compensation and professional fees both decreased significantly from Q3 2014 to Q4 2014. Stock based compensation was $2,613,355 in Q3 2014 as compared to $1,044,330 in Q4 2014. The inputs associated with the stock option expense along with the timing of the stock option grant and vesting timing all have a material impact on the estimated fair value of the granted stock options.

Professional fees was $325,695 in Q3 2014 as compared to $134,339 in Q4 2014. In Q3, the Company updated the Pellegrino valuation report which indicated a median value for the Company of approximately $2.3.billion. Additionally, professional fees were incurred in recruiting the new Executive Co-Chairman in Q3 2014.

Professional fees increased by $179,638 from Q2 2014 to Q3 2014. The increase was primarily due to the updated Pellegrino valuation report and the professional fees incurred in recruiting the new Executive Co-Chairman.

In Q3 2014, non-cash stock-based compensation increased by $2,244,777 over Q2 2014 as a result of the 3,940,000 annual Company stock options granted in Q3 as compared to 215,000 granted in Q2 2014. The valuation of stock options are driven by a number of factors including the quantity of options granted, the strike price and the volatility of the Company’s stock.

In Q2 2014, the Company had a one-time non-cash issuance of 2,000,000 common shares to the University of Connecticut valued at $1,439,898 for the reduction of certain royalty rights in exchange for an investment in the Company. The parties agreed to restructure the payment provisions of the License Agreement by reducing royalty payments to three percent (3%) of amounts received from unaffiliated third parties in respect of the exploitation of the Intellectual Property defined in the License Agreement, in consideration for 2,000,000 common shares of the Company.

Professional fees decreased from $301,703 in Q1 2014 to $146,057 in Q2 2014. The decrease in professional fees was a result of reduced professional services associated with the filing of Form 20-F with the SEC in an attempt to obtain a registration of the Company’s shares in the United States. Additionally, accounting fees associated with the annual financial statements were incurred in Q1. Accounting fees paid in Q2 were primarily tied to the review and filing of the Form 20-F.

In Q4 2013, research and development increased by $86,291 over Q3 2013. The increased research and development costs contributed to the Company achieving milestone 6 which was the integration of the complementary inverter, the basis of all on-chip logic.

In Q4 2013, professional fees increased over Q3 2013 by approximately $113,003. The increase was due to the additional legal and accounting fees incurred in preparing the Company’s registration statement — Form 20-F for filing with the SEC. The filing of the Form 20-F was the first step in the Company’s plan to list the Company’s securities on a U.S. exchange. If successful, it is anticipated that this would result in more liquidity for the Company’s shares, access to other capital markets and greater visibility to prospective partners during the process of monetization. There can be no assurances that the Company’s shares will be registered on a U.S. exchange. Additional legal and other professional costs are required to be incurred to execute on these changes.

In Q3 2013, the Company also had a significant increase of $339,375 in the stock-based compensation expense. The expense was $1,332,554 as compared to $993,179 in Q2 2013. Stock-based compensation is calculated on the date of the stock option grant and is amortized and expensed in the Year that the stock options vest. Criteria such as stock price at the grant date, and number of stock options granted will affect the value of the granted stock and in turn the stock-based compensation as this amount is amortized at the stock option vest date.

The Company granted 3,380,000 stock options in the Q3, 2013 versus only 2,200,000 in Q2, 2013.

Research and development costs increased from $256,914 in Q2 2013 to $352,486 in Q3 2013. The Company increased its R&D expenses by $95,572 in an effort to quickly and sustainably monetize POET. The increase in R&D costs has enabled to Company to reach a number of goals as enumerated in the section on Significant Events and Milestones during 2014.

In Q2 2013, the Company disposed of its remaining assets available for sale to a third party in consideration for the assumption of the associated disposal group liabilities relating to its discontinued solar segment. No gain or loss was recorded on the disposal. Also, stock-based compensation increased by $258,464 in the quarter over Q1 2013. Substantially all of the new option grants were to new Board members and to advisors to the SSC which was subsequently dissolved after presenting its report.

In Q1 2013, the Company’s professional fees and general and administrative expenses were cumulatively $666,290. This amount is $229,523 greater than the previous quarter Q4, 2012. The increase was a result of professional fees relating to discontinuing the solar operations, the hiring of a new investor relations firm, salaries and benefits paid to new technical staff engaged to drive the technical development of POET, and severance payments related to redundant staff.

All eight quarters in the table above have been retroactively restated to show the effects of the discontinuation of PTI’s solar business and a change in accounting policy relating to the Company’s treatment of patent registration costs.

Segment Disclosure

The Company and its subsidiary currently operate in a single segment - the design of semi-conductor products for military and industrial applications. In prior years, the Company had two operating segments, however, in 2012, management made a decision to discontinue one segment. The Company’s operating and reporting segment reflects the management reporting structure of the organization and the manner in which the chief operating decision maker regularly assesses information for decision making purposes, including the allocation of resources. A summary of the Company’s operating segment is below:

ODIS Inc. (“ODIS”)

ODIS develops gallium arsenide-based processes and semi-conductor microchip products having several potential major market applications: infrared sensor arrays for Homeland Security monitoring and imaging along with the unique combination of optical lasers and electronic control circuits on the same microchip for potential applications in various military programs and, potentially telecom for Fibre to The Home. ODIS’ technology also provides the opportunity for higher speed computing capabilities.

The Company operates geographically in the United States and Canada. Geographical information is as follows:

	2014
As of December 31,	US	Canada	Consolidated
Current assets	$3,106,274	$8,425,091	$11,531,365
Property and equipment	1,054,636	4,224	1,058,860
Patents and licenses	260,721	—	260,721
	$4,421,631	$8,429,315	$12,850,946

For the year ended December 31,	US	Canada	Consolidated
General and administration	$1,612,014	$8,065,691	$9,677,705
Research and development	2,277,927	—	2,277,927
Other income	(169,832)	—	(169,832)
	$3,720,109	$8,065,691	$11,785,800

	Restated 2013
As of December 31,	US	Canada	Consolidated
Current assets	$640,538	$2,887,838	$3,528,376
Property and equipment	903,792	—	903,792
Patents and licenses	125,676	—	125,676
	$1,670,006	$2,887,838	$4,557,844

For the Year ended December 31,	US	Canada	Consolidated
General and administration	$1,181,138	$5,103,150	$6,284,288
Research and development	1,925,974	—	1,925,974
Investment income	(18,371)	—	(18,371)
Other income	(342,874)	—	(342,874)
	$2,745,867	$5,103,150	$7,849,017

Liquidity and Capital Resources

The Company had working capital of $11,079,641 on December 31, 2014 compared to $3,272,349 on December 31, 2013. The increase and maintenance of the higher working capital was due to the $4.5 million dollars of financing completed on February 13, 2014 in addition to the $9.9 million dollars raised through the exercise of stock options and warrants during year ended December 31, 2014.

The Company’s balance sheet as at December 31, 2014 has assets with a book value of $12,850,946 (2013 - $4,557,844) of which 90% (2013 - 78%) or $11,531,365 (2013 - $3,528,376) is current and primarily cash of $11,287,864 (2013 - $3,260,967). This liquid and unencumbered balance sheet has allowed a flurry of activity already undertaken and further expected in 2015, including but not limited to further capital equipment acquisition, investment in staff and achieving technical and operational milestones.

The Company’s cash position has been bolstered by the exercise of warrants and stock options subsequent to the year end that resulted in additional capital of approximately $6.0 million.

There are 12,179,931 warrants outstanding to purchase common shares at an average exercise price of $0.35 expiring between June 8, 2015 and September 27, 2015. The Company is confident that those warrants will be exercised. Should those warrants be exercised, there is a potential for an additional CAD $4.2 million to be raised by the Company. It is important to note, that while the Company is confident that warrants will be exercised, it is dependent on a number of factors that are outside of the Company’s control such as stock price and investor confidence or apathy.

Based on current plans and cash utilization the Company believes it has sufficient liquidity to support its operations and technological programs beyond 2015.

The Company is embarking on an aggressive plan of attempting to monetize POET while simultaneously improving shareholder value. The focus therefore is to remain sufficiently capitalized through lean operations.

Related Party Transactions

Compensation to key management personnel were as follows:

Compensation to key management personnel were as follows:

	2014	2013
Salaries	$1,363,417	$867,231
Share-based payments (1)	1,167,245	1,481,517
Total	$2,530,662	$2,348,748

(1)        Share-based payments are the fair value of options granted to key management personnel and expensed during the year as calculated using the Black-Scholes model.

During the year ended December 31, 2014, the Company settled $100,000 advanced to the former CEO of the Company. The amount was non interest bearing and short-term in nature. The Company settled the amount due from the former CEO in return for a reduction in his compensation and certain other entitlements.

In 2014, the former CEO of the Company received a severance package of $185,000 to be paid over one year. The full amount of the severance package has been accounted for during the year.

The Company paid $174,549 in fees and disbursements (2013 - $91,316) to a law firm, of which a director is counsel, for legal services rendered to the Company.

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amounts, which are the amounts of consideration established and agreed to by the related parties.

Change in Accounting Policy

During the year, the Company made an accounting policy change to capitalize its patent registration costs. The previous accounting policy was to charge patent registration costs against profit and loss in the year those costs are incurred (see note 2 of the audited annual financial statements).

The new accounting policy was adopted in 2014 and has been applied retrospectively. Management believes that the change in accounting policy will provide more relevant and reliable information. The Company is developing an intangible process which is increasing the net worth of the Company. Each patent filed increases the value of the Company. This retrospective change in accounting policy provides more transparent information relating to these assets as they are expected to provide future economic benefits and can be measured reliably.

The impact of the change in accounting policy on the Consolidated Statement of Operations and Deficit, Consolidated Statement of Comprehensive Loss, Consolidated Statement of Financial Position and Consolidated Statement of Cash Flows is set out below:

Consolidated Statement of Operations and Deficit:

December 31, 2013
Net loss previously reported	$(7,903,336)
Differences (increasing) decreasing reported net loss
General and administrative expenses	54,319
Net loss	(7,849,017)
Deficit beginning of year	(59,145,685)
Deficit end of year	$(66,994,702)
Loss per share previously reported	$(0.06)
Loss per share as restated	$(0.06)
Deficit, previously reported	$(67,081,588)
Effects due to change in accounting policy:
Years prior to 2013	32,567
2013	54,319
Deficit	$(66,994,702)

Consolidated Statement of Comprehensive Loss:

December 31, 2013
Comprehensive loss previously reported	$(8,158,758)
Adjustment to net loss due to change in accounting policy	54,319
Comprehensive loss	$(8,104,439)

Consolidated Statement of Financial Position:

	Balance as previously	Change in
	reported	accounting	Balance as
	December 31, 2013	policy	adjusted
Patents and licenses previously reported, December 31, 2013	$38,790	$86,886	$125,676
Deficit	$(67,081,588)	$86,886	$(66,994,702)

Consolidated Statement of Cash Flows:

Patents and licenses that are capitalized are included as part of cash flows from investing activities whereas patent registration costs that are expensed, and amortization of capitalized costs are included as part of cash flows from operating activities. This resulted in additional cash outflows from investing activities relating to capitalized patent registration costs of $62,923 for the year ended December 31, 2013. This has also resulted in a corresponding reduction being reflected in the net cash outflow from operating activities of $62,923. Non-cash operating activities relating to the amortization of patent registration costs increased by $8,604 for the year ended December 31, 2013.

Subsequent Events

Subsequent to the year end, the Company raised $5,806,185 from the exercise of 9,450,500 warrants and 271,300 stock options.

On February 25, 2015, the Company signed a Collaboration Agreement with BAE Systems (“BAE”), under which BAE will provide non-exclusive third-party foundry services in support of the Company’s “Lab-to-Fab” transition plan. The current phase of the work is expected to be performed between March 2015 and August 2015 at an estimated cost to the Company of $905,000. These services are provided under a statement of work and all intellectual property rights remain with the Company.

Other Events

Changes to the Board and Executive Team

During the Year, the Company made the following changes to the Executive Team and the Board:

•                 On February 11, 2014, Peter Copetti was named Executive Chairman and interim CEO.

•                 On February 11, 2014, Leon M. Pierhal ceased to be CEO, continued as President until September 30, 2014 and remained a member of the Board until the Annual General Meeting of Shareholders held on August 12, 2014 at which time he did not stand for re-election.

•                 On February 11, 2014, Mark Benadiba ceased to be Executive Chairman of the Board and remained a member of the Board, as Vice Chairman, until July 1, 2014.

•                 On July 7, 2014, the Company announced the appointment of Mr. Ajit Manocha to the Board as Executive Vice Chairman.

•                 On August 15, 2014, the Company announced the promotion of Daniel DeSimone from Vice-President of ODIS to Chief Technology Officer (CTO) of the Company.

•                 On October 22, 2014, the Company announced the promotion of Stephane Gagnon from Senior Vice- President of Operations to Chief Operating Officer (COO) of the Company.

•                 Christopher Lee Shepherd ceased to be Vice-President of Technology effective October 31, 2014.

•                 On November 24, 2014, Ajit Manocha was appointed as Executive Co-Chairman of the Board along with Peter Copetti.

Critical Accounting Estimates

Stock-based Compensation

Stock options and warrants awarded to non-employees are accounted for using the fair value of the instrument awarded or service provided, whichever is considered more reliable.  Stock options and warrants awarded to employees are accounted for using the fair value method.  The fair value of such stock options and warrants granted is recognized as an expense on a proportionate basis consistent with the vesting features of each tranche of the grant. The fair value is calculated using the Black-Scholes option pricing model with assumptions applicable at the date of grant.

Other stock-based payments

The Company accounts for other stock-based payments based on the fair value of the equity instruments issued or service provided, whichever is more reliable.

Cumulative Translation Adjustment

IFRS requires certain gains and losses such as certain exchange gains and losses arising from the translation of the financial statements of a self-sustaining foreign operation to be included in comprehensive income.

Recent Accounting Pronouncements

The Company has considered all other recently issued accounting pronouncements and does not believe the adopting of such pronouncements will have a material impact on its consolidated financial statements. Please see note 3 of the financial statements for additional information.

Financial Instruments and Risk Management

The Company’s financial instruments consist of cash and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The Company estimates that the fair value of these instruments approximate the carrying values due to their short term nature.

Exchange Rate Risk

The Company is exposed to foreign currency risk with the Canadian dollar. A 10% change in the Canadian dollar would increase or decrease other comprehensive income by $829,458. Since the Company’s operations predominantly transact their sales and purchases in their respective domestic currencies, the exposure is reduced. Therefore, the Company typically does not hedge accounts receivable and accounts payable that are denominated in a foreign currency.

Interest Rate Risk

Short-term investments bear interest at fixed rates, and as such, are subject to interest rate risk resulting from changes in fair value from market fluctuations in interest rates. The Company does not depend on interest from its investments to fund its operations.

World Economic Risk

Like many other companies, the world economic climate could have an impact on PTI’s business and the business of many of its current and prospective customers. A slump in demand for electronic-based devices, due to a world economic crisis, may impact any anticipated licensing revenue.

Liquidity Risk

PTI predominately relies on equity funding for liquidity to meet current and foreseeable financial requirements.

Strategy and Outlook

During 2015, there are a number of projects planned which will address the short-term and long-term growth plans of the Company including, but not limited to the following:

•                 Continue to expand and develop the POET and PET technology platform.

•                 Expand the ODIS engineering team with placement of additional team members at the ODIS’ R&D facility.

•                 Procure additional equipment which may be required for the continuing development and expansion of the POET platform.

•                 Continue to develop and expand the IP patent portfolio.

•                 Facilitate the adoption of the POET process into mainstream products by providing ease of access to the platform with initiatives such as the documentation of the TDK’s and the development of the PDKs in collaboration of Synopsys.

•                 Continue collaboration with a 3rd party foundry to reproduce and enhance the repeatability of the 100-nm feature size and shrink the PET process to 40-nm scale.

•                 Actively search out opportunities to monetize POET.

Outstanding Share Data

Common Shares

As of December 31, 2014 and April 7, 2015, there were 166,578,084 and 176,369,884 respectively, outstanding common shares of the Company.

Stock Options and Warrants

As at December 31, 2014 and April 7, 2015, the Company had 30,782,664 and 21,432,163 respectively, warrants and compensation warrants outstanding to purchase common shares at exercise prices ranging from $0.22 — $1.00

Total stock options outstanding as at December 31, 2014 and April 7, 2015, there were 24,237,800 and 24,096,500 priced between $0.22 and $1.64 per common share.

Additional detailed share data information is available the Company’s Notes to Consolidated Financial Statement.

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet arrangements.

Key Business Risks and Uncertainties

Dependence Upon Key Personnel — PTI depends on its senior management and technical staff. If PTI is unable to attract and retain key personnel, it may have a material adverse effect on the Company. In an effort to manage this risk, the Company is establishing a competitive compensation grid for all staff that includes certain benefits and stock options. The Company will be benchmarking its rates of pay to similar companies and the compensation package that would normally be offered to senior individuals within the industry.

Technology Development — Delays in either technology development or the transition to large scale application of the technology may cause a material adverse effect to the Company. Technology development in PTI follows a strict path of concept, research, business analysis, design, beta testing and technical implementation. These milestones are reviewed regularly with the head of technology development to ensure timely completion of the technological milestones.

Financial Liquidity —The Company has not earned profits, so its ability to finance operations is chiefly dependent on equity financings. Since June 2012, the Company has raised over 26 million dollars in equity financing in support of the POET initiative. However, there are no assurances that the Company will be able to continue to raise further equity financing on favourable terms or at all.

Governmental Incentives — Projects that PTI might participate in directly or through ODIS may not be funded due to reductions, changes in timing, and/or the removal of government incentives. The Company has made a strategic decision to eliminate its use of SBIR grants to concentrate on development and monetization of technology.

Ability to Reach Profitability — PTI has no history of profitability and may not be able to monetize POET.

Market Acceptance of New Products — ODIS’ POET technology is a new technology which currently does not have an installed base and may not be embraced for use by the semiconductor industry. Branding is a key to creating market acceptance. There is no assurance that these risks can be mitigated through public announcements, demonstrations and advertisements about the competitive advantage of the Company’s high efficiency technology.

Technology Changes — PTI’s technology is highly reliant upon staying ahead of technological changes, particularly in other competing semiconductor processes. If PTI cannot keep pace, it may have a material adverse effect on the Company. Retaining qualified engineers and scientists has been identified as a key success driver for the Company. Qualified personnel will continue to ensure that the Company is not only keeping in touch with technological developments but is also implementing these new developments as appropriate.

Major Competitors — PTI may face several competitors before or after it brings its technology to market which could result in the lack of acceptance thereby having a material adverse effect on the Company. Through research and competitive data, PTI feels that these markets are ready for a new entrant especially with the efficiency of the POET technology. Staying ahead of the curve with R&D, and consistency in process development and technology transfer will be key to developing, keeping and maintaining industry share.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com.

CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

INDEPENDENT AUDITORS’ REPORT

To the Audit Committee of the
Board of Directors and Shareholders
of POET Technologies Inc.

We have audited the accompanying consolidated financial statements of POET Technologies Inc., which comprise the consolidated statements of financial position as at December 31, 2014 and December 31, 2013, and the consolidated statements of operations and deficit, comprehensive loss, changes in shareholders’ equity and cash flows for the years ended December 31, 2014 and December 31, 2013, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion the consolidated financial statements present fairly, in all material respects, the consolidated financial position of POET Technologies Inc. as at December 31, 2014 and December 31, 2013, and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2014 and December 31, 2013 in accordance with IFRS.

Emphasis of matter

As described in Note 20, the Company made an accounting policy change to capitalize its patent registration costs. The previous accounting policy was to charge patent registration costs against profit and loss in the year those costs are incurred. The 2013 financial statements presented herein have been restated. Our opinion is not modified with respect to that matter.

{signed}

Hartford, CT April 9, 2015

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in US Dollars) December 31,	2014	Restated 2013

Assets
Current
Cash and cash equivalents	$11,287,864	$3,260,967
Prepaids and other current assets	243,501	267,012
Marketable securities (Note 4)	—	397
	11,531,365	3,528,376
Property and equipment (Note 5)	1,058,860	903,792
Patents and licenses (Note 6)	260,721	125,676
	$12,850,946	$4,557,844

Liabilities

Current
Accounts payable and accrued liabilities (Note 7)	$451,724	$256,027

Shareholders’ Equity

Share capital (Note 8(b))	61,688,953	42,911,455
Warrants (Note 9)	6,458,659	8,135,590
Contributed surplus (Note 10)	23,616,664	20,261,067
Accumulated other comprehensive loss	(584,552)	(11,593)
Deficit	(78,780,502)	(66,994,702)
	12,399,222	4,301,817
	$12,850,946	$4,557,844

Commitments and contingencies (Note 12)

On behalf of the Board of Directors

{Signed}	{Signed}
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in US Dollars) For the Years Ended December 31	2014	Restated 2013

Costs and expenses
General and administration (Note 18)	$9,677,705	$6,284,288
Research and development (Note 18)	2,277,927	1,925,974
Investment income, including interest	—	(18,371)
Loss before the following	11,955,632	8,191,891
Other income (Note 2)	169,832	342,874
Net loss	(11,785,800)	(7,849,017)
Deficit, beginning of year	(66,994,702)	(59,145,685)
Net loss	(11,785,800)	(7,849,017)
Deficit, end of year	$(78,780,502)	$(66,994,702)
Basic and diluted loss per share (Note 11)	$(0.08)	$(0.06)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in US Dollars)		Restated
For the Years Ended December 31,	2014	2013
Net loss	$(11,785,800)	$(7,849,017)

Other comprehensive (loss) income - net of income taxes Exchange differences on translating foreign operations	(572,959)	(255,422)
Comprehensive loss	$(12,358,759)	$(8,104,439)

The accompanying notes are an integral part of these consolidated financial statements.

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in US Dollars) For the Years Ended December 31,	2014	Restated 2013

Share Capital
Beginning balance	$42,911,455	$40,225,401
Warrant exercise incentive	(31,712)	—
Funds from the exercise of warrants and compensation warrants	8,404,265	37,111
Fair value of warrants and compensation warrants exercised	3,545,406	23,387
Funds from the exercise of stock options	1,481,716	152,502
Fair value assigned to stock options exercised	1,261,156	121,368
Funds from private placements	4,546,000	7,189,200
Fair value of warrants and compensation warrants issued	(1,869,231)	(4,308,292)
Share issue costs	—	(529,222)
Common shares issued for reduction of license fee	1,439,898	—
December 31,	61,688,953	42,911,455
Special Voting Share
Beginning balance	—	100
Cancellation of special voting share	—	(100)
December 31,	—	—
Warrants
Beginning balance	8,135,590	3,850,685
Fair value of warrants and compensation warrants issued	1,869,231	4,308,292
Fair value of warrants and compensation warrants exercised	(3,545,406)	(23,387)
Fair value of expired warrants	(756)	—
December 31,	6,458,659	8,135,590
Contributed Surplus
Beginning balance	20,261,067	16,361,282
Stock-based compensation	4,615,997	4,021,153
Fair value of stock options exercised	(1,261,156)	(121,368)
Fair value of expired warrants	756	—
December 31,	23,616,664	20,261,067
Accumulated Other comprehensive income
Beginning balance	(11,593)	243,829
Other comprehensive loss attributable to common shareholders - translation adjustment	(572,959)	(255,422)
December 31,	(584,552)	(11,593)
Deficit
Beginning balance	(66,994,702)	(59,145,685)
Net loss	(11,785,800)	(7,849,017)
December 31,	(78,780,502)	(66,994,702)
Total shareholders’ equity	$12,399,222	$4,301,817

The accompanying notes are an integral part of these consolidated financial statements.

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in US Dollars)

(Expressed in US Dollars)		Restated
For the Years Ended December 31,	2014	2013

CASH (USED IN) PROVIDED BY:
OPERATING ACTIVITIES
Net loss	$(11,785,800)	$(7,849,017)
Adjustments for:
Depreciation of property and equipment (Note 5)	210,717	60,738
Amortization of patents and licenses (Note 6)	26,238	12,797
Product warranty reserve	—	(25,999)
Stock-based compensation (Note 10)	4,615,997	4,021,153
Shares issued for reduction of license fee (Note 19)	1,439,898	—
	(5,492,950)	(3,780,328)
Net change in non-cash working capital accounts:
Accounts receivable	—	96,749
Prepaid and other current assets	23,908	(163,726)
Accounts payable and accrued liabilities	195,697	24,124
Cash flows from operating activities	(5,273,345)	(3,823,181)
INVESTING ACTIVITIES
Purchase of property and equipment (Note 5)	(365,785)	(882,860)
Purchase of patents and licenses (Note 6)	(161,283)	(62,923)
Cash flow from investing activities	(527,068)	(945,783)
FINANCING ACTIVITIES
Issue of common shares for cash, net of issue costs and warrant exercise incentive	14,400,269	6,849,591
Cash flow from financing activities	14,400,269	6,849,591
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(572,959)	(255,422)
NET CHANGE IN CASH AND CASH EQUIVALENTS	8,026,897	1,825,205
CASH AND CASH EQUIVALENTS, beginning of year	3,260,967	1,435,762
CASH AND CASH EQUIVALENTS, end of year	$11,287,864	$3,260,967

The accompanying notes are an integral part of these consolidated financial statements.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

1.                                   DESCRIPTION OF BUSINESS

POET Technologies Inc. is incorporated in the Province of Ontario. POET Technologies Inc. and ODIS Inc. (“ODIS”), a subsidiary of Opel Solar Inc., (collectively, the “Company”) is the developer of the planar opto-electronic technology (“POET”) platform semiconductor process IP for monolithic fabrication of integrated circuit devices containing both electronic and optical elements on a single die. Opel Solar Inc. is a wholly owned subsidiary of POET Technologies Inc. The Company’s head office is located at 121 Richmond Street West, Suite 501, Toronto, Ontario, Canada M5H 2K1. These consolidated financial statements of the Company were approved by the Board of Directors of the Company on April 7, 2015.

2.                                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements of the Company and its subsidiaries were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed below:

Basis of presentation

These consolidated financial statements include the accounts of POET Technologies Inc. and its subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

Foreign currency translation

These consolidated financial statements are presented in U.S. dollars (“USD”), which is the Company’s presentation currency.

Items included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency of an entity are recognized in the statement of operations and deficit.

Assets and liabilities of entities with functional currencies other than U.S. dollars are translated into the presentation currency at the year end rates of exchange, and the results of their operations are translated at average rates of exchange for the year. The resulting translation adjustments are included in accumulated other comprehensive loss in shareholders’ equity. Additionally, foreign exchange gains and losses related to certain intercompany loans that are permanent in nature are included in accumulated other comprehensive loss.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.                                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Instruments

Financial instruments are required to be classified as one of the following: held-to-maturity; loans and receivables, fair value through profit or loss; available-for-sale or other financial liabilities.

The Company’s financial instruments include cash, accounts receivable, accounts payable and accrued liabilities. The Company designated its cash as fair value through profit or loss, its accounts receivable as loans and receivables, and its accounts payable and accrued liabilities as other financial liabilities.

Fair value through profit or loss financial assets are measured at fair value with gains and losses recognized in operations. Financial assets, loans and receivables and other financial liabilities are measured at amortized cost. Available-for-sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive loss.

Fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. The fair value of a financial instrument on initial recognition is the transaction price, which is the fair value of the consideration given or received. Subsequent to initial recognition, the fair value of a financial instrument that is quoted in active markets is based on the bid price for a financial asset held and the offer price for a financial liability. When an independent price is not available, fair value is determined by using a valuation methodology that refers to observable market data. Such a valuation technique includes comparisons with a similar financial instrument where an observable market price exists, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. If no reliable estimate can be made, the Company measures the financial instrument at cost less impairment as a last resort.

Marketable securities

Marketable securities are classified as available for sale and are carried at fair value. Unrealized holding gains and losses are recognized in other comprehensive income.

Property and equipment

Property and equipment are recorded at cost. Depreciation is calculated based on the estimated useful life of the asset using the following method and useful lives:

Machinery and equipment	Straight Line, 5 years
Office equipment	Straight Line, 5 years

Patents and licenses

Patents and licenses are recorded at cost and amortized on a straight line basis over their estimated useful lives. Ongoing maintenance costs are expensed as incurred. The expiry of the patents and licenses range from 6 - 12 years (see note 20).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.                                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of long-lived assets

The Company’s tangible and intangible assets are reviewed for indications of impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. An assessment is made at each reporting date whether there is any indication that an asset may be impaired.

An impairment loss is recognized when the carrying amount of an asset exceeds its recoverable amount. Impairment losses are recognized in profit and loss for the year. The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit (“CGU”) to which the asset belongs.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. The Company did not record an impairment loss in 2014 or 2013.

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred income taxes are provided on differences between the financial reporting and income tax bases of assets and liabilities and on income tax losses available to be carried forward to future years for tax purposes. Deferred income taxes are measured using the substantively enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Valuation allowances are provided to reduce deferred income tax assets to the amount expected to be realized.

Other income - Government Grants

Government grants received exclusively from the Department of Defense of the United States of America and NASA, relating to research and development, are recognized as other income, net, based on the agreed upon milestones of the projects. Other income earned on government grants in 2014 was $169,832 (2013 - $342,874).

Interest income

Interest income on cash and short-term investments classified as fair value through profit or loss is recognized as earned using the effective interest method.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.                                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Research and development costs

Research costs are expensed in the year incurred. Development costs are also expensed in the year incurred unless the Company believes a development project meets IFRS criteria as set out in IAS 38, Intangible Assets, for deferral and amortization. IAS 38 requires all reseach costs be charged to expense while development costs are capitalised only after technical and commercial feasibility of the asset for sale or use have been established. This means that the entity must intend and be able to complete the intangible asset and either use it or sell it and be able to demonstrate how the asset will generate future economic benefits. The Company has not met the the criteria set out in IAS 38, therefore no deferral has been recognized.

Stock-based compensation

Stock options and warrants awarded to non employees are accounted for using the fair value of the instrument awarded or service provided whichever is considered more reliable. Stock options and warrants awarded to employees are accounted for using the fair value method. The fair value of such stock options and warrants granted is recognized as an expense on a proportionate basis consistent with the vesting features of each tranche of the grant. The fair value is calculated using the Black-Scholes option pricing model with assumptions applicable at the date of grant.

Loss per share

Basic loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the year. Diluted loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the year after giving effect to potentially dilutive financial instruments. The dilutive effect of stock options and warrants is determined using the treasury stock method.

The following new accounting policy was adopted on January 1, 2014:

Financial instruments

IAS 32, Financial Instruments; Offsetting Financial Assets and Financial Liabilities

The amendment provides further clarification on the application of the offsetting requirements. The adoption of this pronouncement did not have an impact on the Company’s consolidated financial statements.

3.                                   RECENT ACCOUNTING PRONOUNCEMENTS

The following is a summary of recent accounting pronouncements that may affect the Company.

(i)                     Financial instruments

IFRS 9, Financial Instruments, replaces IAS 39, Financial Instruments: Recognition and Measurement. The new standard requires entities to classify financial assets as being measured either at amortized cost or fair value depending on the business model and contractual cash flow characteristics of the asset. For financial liabilities, IFRS 9 requires an entity choosing to measure a liability at fair value to present the portion of the change in its fair value due to change in the entity’s own credit risk in the other comprehensive income rather than in the statement of profit or loss. The new standard applies to annual years beginning on or after January 1, 2015.

The Company has considered all other recently issued accounting pronouncements and does not believe the adopting of such pronouncements will have a material impact on its consolidated financial statements.

4.                                   MARKETABLE SECURITIES

Marketable securities consist of small investments in three companies carrying a fair value of nil as of December 31, 2014 and $397 as of December 31, 2013.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.                                   PROPERTY AND EQUIPMENT

	Construction in progress	Machinery and equipment	Office equipment	Total
Cost
Balance, January 1, 2013	$—	$27,500	$2,335	$29,835
Additions (1)	—	931,449	6,411	937,860
Balance, December 31, 2013	—	958,949	8,746	967,695
Additions	3,152	314,973	47,660	365,785
Balance, December 31, 2014	3,152	1,273,922	56,406	1,333,480
Accumulated Depreciation
Balance, January 1, 2013	—	2,750	415	3,165
Depreciation for the year	—	59,250	1,488	60,738
Balance, December 31, 2013	—	62,000	1,903	63,903
Depreciation for the year	—	203,008	7,709	210,717
Balance, December 31, 2014	—	265,008	9,612	274,620
Carrying Amounts
At December 31, 2013	$—	$896,949	$6,843	$903,792
At December 31, 2014	$3,152	$1,008,914	$46,794	$1,058,860

(1) Included in 2013 additions is $55,000 in deposits that were paid in 2012 and included in prepaids and other current assets.

6.                                   PATENTS AND LICENSES

Cost
Balance, January 1, 2013	$103,229
Additions	62,923
Balance, December 31, 2013	166,152
Additions	161,283
Balance, December 31, 2014	327,435
Accumulated Depreciation
Balance, January 1, 2013	27,679
Amortization/impairment	12,797
Balance, December 31, 2013	40,476
Amortization	26,238
Balance, December 31, 2014	66,714
Carrying Amounts
At December 31, 2013	$125,676
At December 31, 2014	$260,721

See note 20 for explanation of a change in accounting policy relating to patents and licenses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.                                   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2014	December 31, 2013
Trade payable	$79,406	$94,824
Payroll related liabilities	113,338	89,243
Accrued liabilities	258,980	71,960
	$451,724	$256,027

8.                                   SHARE CAPITAL

(a)                           AUTHORIZED

Unlimited number of common shares

One special voting share

(b)                           COMMON SHARES ISSUED

	Number of Shares	Amount
Balance, January 1, 2013	117,528,615	$40,225,401
Shares issued on the exercise of stock options	607,500	152,502
Fair value of stock options exercised	—	121,368
Shares issued on private placement	14,400,000	7,189,200
Fair value of warrants and compensation warrants issued	—	(4,308,292)
Share issue costs	—	(529,222)
Shares issued on the exercise of warrants and compensation warrants	140,000	37,111
Fair value of warrants exercised	—	23,387

Balance, December 31, 2013	132,676,115	42,911,455
Shares issued on the exercise of stock options	4,824,950	1,481,716
Fair value of stock options exercised	—	1,261,156
Shares issued on private placements	7,692,307	4,546,000
Fair value of warrants and compensation warrants issued	—	(1,869,231)
Shares issued on the exercise of warrants and compensation warrants	19,384,712	8,404,265
Fair value of warrants and compensation warrants exercised	—	3,545,406
Warrant exercise incentive	—	(31,712)
Shares issued for reduction of license fee	2,000,000	1,439,898
Balance, December 31, 2014	166,578,084	$61,688,953

On February 14, 2013, the Company completed a brokered private placement financing for gross proceeds aggregating $7,189,200. The Company issued 14,400,000 units, at a price of $0.49 per unit. Each unit consists of one common share and one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.748 per share for a period of two years. The agents received cash commissions in the aggregate of $503,244 and 1,440,000 compensation warrants in connection with the private placement. Each compensation warrant entitles the holder to purchase one common share of the Company at $0.49 per share for a period of three years. Additional issue costs amounted to $25,978.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.                                   SHARE CAPITAL (Continued)

The fair value of the warrants and compensation warrants was estimated using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%, interest rate of 1.16% and 1.24%, volatility of 121% and 111.35% and estimated life of 2 and 3 years. The estimated fair value assigned to the warrants and compensation warrants was $3,825,178 and $483,114 respectively.

On February 13, 2014, the Company completed a $4,546,000 private placement financing. The financing consisted of 7,692,307 units at a price of $0.59 per unit. Each unit comprises one common share and one common share purchase warrant. One warrant allows the holder to acquire one common share of the Company at an exercise price of $0.91 per share for a period of 2 years. No commission was payable with respect to this financing.

The fair value of the warrants was estimated using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%, interest rate of 1.017%, volatility of 92.22% and estimated life of 2 years. The estimated fair value assigned to the warrants was $1,869,231.

During the year, the Company paid $31,712 as incentives for the exercise of warrants.

(c).                            SPECIAL VOTING SHARE

On June 5, 2007, one (1) special voting share was issued in conjunction with a Support and Trust Agreement entered into amongst POET Technologies Inc., OPEL Solar Inc. (“OSI”) and TMX Equity Transfer Services.  The special voting share was returned to treasury and cancelled on June 21, 2013.

9.                                   WARRANTS

The following table reflects the continuity of warrants:

	Average Exercise	Number of	Historical
	Price	Warrants	Fair value
Balance, January 1, 2013	$0.33	26,778,569	$3,850,685
Warrants issued	0.75	14,400,000	3,825,178
Compensation warrants issued	0.50	1,440,000	483,114
Exercised	0.17	(140,000)	(23,387)
Balance, December 31, 2013	0.48	42,478,569	8,135,590
Warrants issued	0.91	7,692,307	1,869,231
Expired	0.29	(3,500)	(756)
Exercised	0.43	(19,384,712)	(3,545,406)
Balance, December 31, 2014	$0.61	30,782,664	$6,458,659

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.                                   WARRANTS (Continued)

As at December 31, 2014 the following warrants were outstanding:

	Number	Historical	Exercise
	of Warrants	Fair Value ($)	Price ($)	Expiry Date
	9,337,000	2,479,570	0.75	February 14, 2015
	1,383,000	182,469	0.34	June 8, 2015
	731,544	96,431	0.34	June 22, 2015
	900,000	121,026	0.34	July 31, 2015
	1,542,387	210,720	0.34	September 7, 2015
	5,325,000	738,140	0.34	September 13, 2015
	2,298,000	315,783	0.35	September 27, 2015
	6,734,577	1,636,402	0.91	February 12, 2016
Compensation warrants	1,411,855	473,672	0.50	February 14, 2016
Compensation warrants	38,040	6,659	0.22	June 22, 2016
Compensation warrants	11,250	2,006	0.22	July 31, 2016
Compensation warrants	33,111	5,998	0.22	September 7, 2016
Compensation warrants	536,900	98,681	0.22	September 13, 2016
Compensation warrants	500,000	91,102	0.22	September 27, 2016
	30,782,664	6,458,659	0.61

These warrants were issued in Canadian dollars and are exercisable at prices ranging from $0.23 CAD and $1.00 CAD.

10.                            STOCK OPTIONS AND CONTRIBUTED SURPLUS

Stock Options

On August 12, 2014, shareholders of the Company approved amendments to the Company’s fixed 20% stock option plan (as amended, referred to as the “2014 Plan”). Under the 2014 Plan, the board of directors may grant options to acquire common shares of the Company to qualified directors, officers, employees and consultants. The 2014 Plan provides that the number of common shares issuable pursuant to options granted under the 2014 Plan and pursuant to other previously granted options is limited to 31,925,000 (the “Number Reserved”). Any subsequent increase in the Number Reserved must be approved by shareholders of the Company and cannot, at the time of the increase, exceed 20% of the number of issued and outstanding shares. Options granted under the 2014 Plan generally vest 25% immediately and 25% every six months from the date of issue, however, the directors may, at their discretion, specify a different vesting period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.                            STOCK OPTIONS AND CONTRIBUTED SURPLUS (Continued)

Stock option transactions and the number of stock options outstanding were as follows:

		Weighted average
	Number of	Exercise
	Options	Price
Balance, January 1, 2013	17,602,750	$0.35
Expired/cancelled	(572,500)	0.53
Exercised	(607,500)	0.25
Granted	7,310,000	0.46
Balance, December 31, 2013	23,732,750	0.38
Expired/cancelled	(825,000)	1.01
Exercised	(4,824,950)	0.31
Granted	6,155,000	1.26
Balance, December 31, 2014	24,237,800	$0.61

During the year, the Company granted 6,155,000 (2013 - 7,310,000) stock options to officers, employees and consultants of the Company to purchase common shares at an average price of $1.26 (2013 - $0.46) per share.

During the year, the Company recorded stock-based compensation of $4,615,997 (2013 - $4,021,153) relating to stock options that vested during the year.

The stock options granted were valued using the Black-Scholes option pricing model using the following assumptions;

	2014	2013
Weighted average exercise price	$1.26	$0.46
Weighted average risk-free interest rate	1.58%	1.75%
Weighted average dividend yield	0%	0%
Weighted average volatility	102%	113%
Weighted average estimated life	5 years	5 years

Share price on the various grant dates were:

First grant	$1.31	$0.53
Second grant	1.10	0.50
Third grant	1.64	0.44
Fourth grant	1.13	0.46
Fifth grant	—	0.47
Sixth grant	—	0.42
Seventh grant	—	0.43

The underlying expected volatility was determined by reference to the Company’s historical share price movements, its dividend policy and dividend yield and past experience relating to the expected life of granted stock options.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.                            STOCK OPTIONS AND CONTRIBUTED SURPLUS (Continued)

The weighted average remaining contractual life and weighted average exercise price of options outstanding and of options exercisable as at December 31, 2014 are as follows:

	Options Outstanding		Weighted	Options Exercisable
Exercise Range	Number Outstanding	Weighted Average Exercise Price	Average Remaining Contractual Life (years)	Number Exercisable	Weighted Average Exercise Price
$0.11 - $0.25	3,561,300	$0.22	3.70	3,561,300	$0.22
$0.28 - $0.31	667,500	$0.27	2.84	667,500	$0.27
$0.34 - $0.37	880,000	$0.33	5.63	880,000	$0.33
$0.38 - $0.86	13,574,000	$0.45	3.51	12,396,500	$0.45
$0.87 - $1.64	5,555,000	$1.39	4.62	1,550,000	$1.36
	24,237,800	$0.61	3.87	19,055,300	$0.45

Contributed Surplus

The following table reflects the continuity of contributed surplus:

Amount
Balance, January 1, 2013	$16,361,282
Stock-based compensation	4,021,153
Fair value of stock options exercised	(121,368)
Balance, December 31, 2013	20,261,067
Stock-based compensation	4,615,997
Fair value of stock options exercised	(1,261,156)
Fair value of expired warrants	756
Balance, December 31, 2014	$23,616,664

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.                            LOSS PER SHARE

	2014	2013
Numerator
Net loss	$(11,785,800)	$(7,849,017)
Denominator
Weighted average number of common shares outstanding	156,488,296	130,743,149
Weighted average number of common shares outstanding - diluted	156,488,296	130,743,149
Basic and diluted loss per share	$(0.08)	$(0.06)

The effect of common share purchase options, warrants, compensation warrants and shares to be issued on the net loss in 2014 and 2013 is not reflected as they are anti-dilutive.

12.                            COMMITMENTS AND CONTINGENCIES

The Company has two operating leases for office space and research facilities expiring March 14, 2018 and March 31, 2016 respectively.

Rent expense under these leases was $153,398 for the year ended December 31, 2014  (2013  — $118,068).

Remaining minimum annual rental payments to the lease expiration dates are as follows:

2015	$162,293
2016 through 2019	78,789
$241,082

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.                            RELATED PARTY TRANSACTIONS

Compensation to key management personnel were as follows:

	2014	2013
Salaries	$1,363,417	$867,231
Share-based payments (1)	1,167,245	1,481,517

Total	$2,530,662	$2,348,748

(1)                                   Share-based payments are the fair value of options granted to key management personnel and expensed during the year as calculated using the Black-Scholes model.

During the year ended December 31, 2014, the Company settled $100,000 advanced to the former CEO of the Company. The amount was non-interest bearing and short-term in nature. The Company settled the amount due from the former CEO in return for a reduction in his compensation and certain other entitlements.

In 2014, the former CEO of the Company received a severance package of $185,000 to be paid over one year. The full amount of the severance package has been accounted for during the year.

The Company paid $174,549 in fees and disbursements (2013 - $91,316) to a law firm, of which a director is counsel, for legal services rendered to the Company.

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amounts, which are the amounts of consideration established and agreed to by the related parties.

14.                            SEGMENT INFORMATION

The Company and its subsidiary operates in a single segment; the design of semi-conductor products for military and industrial applications. The Company’s operating and reporting segment reflects the management reporting structure of the organization and the manner in which the chief operating decision maker regularly assesses information for decision making purposes, including the allocation of resources. A summary of the Company’s operating segment is below:

ODIS Inc. (“ODIS”)

ODIS develops the technology to produce a monolithic, integrated opto-electronic microchip having several potential major market applications: infrared sensor arrays for Homeland Security monitoring and imaging along with the unique combination of optical lasers, and electronic control circuits on the same microchip for potential applications in various military programs and potentially telecom for Fibre to The Home. ODIS’ technology also provides the opportunity for higher speed computing capabilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.                           SEGMENT INFORMATION (Continued)

On a consolidated basis, the Company operates geographically in the United States and Canada. Geographical information is as follows:

	2014
As of December 31,	US	Canada	Consolidated
Current assets	$3,106,274	$8,425,091	$11,531,365
Property and equipment	1,054,636	4,224	1,058,860
Patents and licenses	260,721	—	260,721
Total Assets	$4,421,631	$8,429,315	$12,850,946

For the year ended December 31,	US	Canada	Consolidated
General and administration	$2,418,150	$7,259,555	$9,677,705
Research and development	2,277,927	—	2,277,927
Other income	(169,832)	—	(169,832)
Net Loss	$4,526,245	$7,259,555	$11,785,800

	Restated 2013
As of December 31,	US	Canada	Consolidated
Current assets	$640,538	$2,887,838	$3,528,376
Property and equipment	903,792	—	903,792
Patents and licenses	125,676	—	125,676
Total Assets	$1,670,006	$2,887,838	$4,557,844

For the Year ended December 31,	US	Canada	Consolidated
General and administration	$1,181,138	$5,103,150	$6,284,288
Research and development	1,925,974	—	1,925,974
Investment income	(18,371)	—	(18,371)
Other income	(342,874)	—	(342,874)
Net Loss	$2,745,867	$5,103,150	$7,849,017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.                               FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash and cash equivalents, marketable securities and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The Company estimates that the fair value of these instruments approximates fair value due to their short term nature.

The Company has classified financial assets and (liabilities) as follows:

As of December 31,	2014	2013

Fair value through profit or loss, measured at fair value:
Cash	$11,287,864	$3,260,967
Available-for-sale, measured at fair value:
Marketable securities	—	397
Other liabilities, measured at amortized cost:
Accounts payable and accrued liabilities	(451,724)	(256,027)

Financial instruments recorded at fair value on the balance sheet are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - valuation based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities.

Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly.

Level 3 - valuation techniques based on inputs for the asset or liability that are not based on observable market data.

Cash and marketable securities were determined using level 1 inputs.

Exchange Rate Risk

The functional currency of each of the entities included in the accompanying consolidated financial statements is the local currency where the entity is domiciled. Functional currencies include the US and Canadian dollar. Most transactions are conducted in functional currencies. As such, none of the entities included in the consolidated financial statements engage in hedging activities. The Company is exposed to a foreign currency risk with the Canadian dollar. A 10% change in the Canadian dollar would increase or decrease other comprehensive income by $829,458.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.                               FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

Liquidity Risk

The Company currently does not maintain credit facilities. The Company’s existing cash and cash resources are considered sufficient to fund operating and investing activities over the next eighteen months.

16.                               CAPITAL MANAGEMENT

In the management of capital, the Company includes shareholders’ equity (excluding accumulated other comprehensive income and deficit) and cash. The components of capital on December 31, 2014 were:

Cash and cash equivalents	$11,287,864
Shareholders’ equity	$91,764,276

The Company’s objective in managing capital is to ensure that financial flexibility is present to increase shareholder value through growth and responding to changes in economic and/or market conditions; to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business and to safeguard the Company’s ability to obtain financing should the need arise.

In maintaining its capital, the Company has a strict investment policy which includes investing its surplus capital only in highly liquid, highly rated financial instruments.

The Company reviews its capital management approach on an ongoing basis. There were no changes in the Company’s approach to capital management during the year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.                               INCOME TAXES

The following table reconciles the expected income tax recovery at the Canadian statutory income tax rate of 26.5% for 2014 (2013 - 26.5%) to the amounts recognized in operations.

		Restated
For the Year Ended December 31,	2014	2013
Net loss	11,785,800	7,849,017
Expected income tax recovery	3,123,200	2,566,600
Changes from:
Amounts not deductible for tax purposes	(1,604,700)	(1,052,000)
Other non-deductible items	(6,100)	(18,400)
Deductible share issuance costs	100,000	99,000
Effect of prior years’ loss adjustment	171,600	—
Unrecognized tax losses	(2,347,300)	(1,422,513)
Foreign tax differential	563,300	(172,687)
Income tax recovery recognized	$—	$—

The following table reflects future income tax assets at December 31:

	2014	2013
Resource assets	$1,024,271	$1,024,271
Share issue costs	544,278	884,000
Canadian non-capital losses	7,544,985	3,931,000
Canadian capital losses	—	2,950,943
US non-capital losses	52,682,069	48,797,000
	61,795,603	57,587,214
Unrecognized deferred tax assets	(61,795,603)	(57,587,214)
Future income tax assets recognized	$—	$—

Note: 2013 future tax assets have been adjusted to reflect the gross value of the assets.

The Company’s non-capital losses will expire between 2027 and 2034.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.                               EXPENSES

Research and development costs can be analysed as follows:

		Restated
	2014	2013
Wages and benefits	$899,758	$692,105
Subcontract fees	582,943	558,073
Stock-based compensation	641,176	565,246
Supplies	154,050	110,550
	$2,277,927	$1,925,974

General and administrative costs can be analysed as follows:

Stock-based compensation	$3,974,821	$3,455,907
Wages and benefits	1,700,600	831,950
Professional fees	907,794	632,159
Management and consulting fees	595,667	581,203
General expenses	662,672	558,560
Rent	159,298	150,974
Depreciation and amortization	236,955	73,535
Shares issued as reduction of license fee	1,439,898	—
	$9,677,705	$6,284,288

19.                               REDUCTION OF LICENSE FEE

The University of Connecticut agreed to convert certain royalty rights into a significant investment in the Company. The parties agreed to restructure the payment provisions of the License Agreement by reducing royalty payments to three percent (3%) of amounts received from unaffiliated third parties in respect of the exploitation of the Intellectual Property defined in the License Agreement, in consideration for 2,000,000 common shares of the Company. The common shares were valued at $1,439,898 (CAD$1,580,000). The market value of shares was determined using the quoted market price of the Company’s stock on the TSX.V on the date of the agreement between the Company and the University of Connecticut.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20.                               ACCOUNTING POLICY CHANGE

During the year, the Company made an accounting policy change to capitalize its patent registration costs. The previous accounting policy was to charge patent registration costs against profit and loss in the year those costs are incurred (see note 2).

The new accounting policy was adopted in 2014 and has been applied retrospectively. Management believes that the change in accounting policy will provide more relevant and reliable information. The Company is developing an intangible process which is increasing the net worth of the Company. Each patent filed increases the value of the Company. This retrospective change in accounting policy provides more transparent information relating to these assets as they are expected to provide future economic benefits and can be measured reliably.

The impact of the change in accounting policy on the Consolidated Statement of Operations and Deficit, Consolidated Statement of Comprehensive Loss, Consolidated Statement of Financial Position and Consolidated Statement of Cash Flows is set out below:

Consolidated Statement of Operations and Deficit:

December 31, 2013
Net loss previously reported	$(7,903,336)
Differences (increasing) decreasing reported net loss General and administrative expenses	54,319
Net loss	(7,849,017)
Deficit beginning of year	(59,145,685)
Deficit end of year	(66,994,702)
Loss per share previously reported	(0.06)
Loss per share as restated	(0.06)
Deficit, previously reported	$(67,081,588)
Effects due to change in accounting policy:
Years prior	32,567
2013	54,319
Deficit	$(66,994,702)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20.                               ACCOUNTING POLICY CHANGE (Continued)

Consolidated Statement of Comprehensive Loss:

December 31, 2013
Comprehensive loss previously reported	$(8,158,758)
Adjustment to net loss due to change in accounting policy	54,319
Comprehensive loss	(8,104,439)

Consolidated Statement of Financial Position:

	Balance as previously	Change in
	reported	accounting	Balance as
	December 31, 2013	policy	Adjusted
Patents and licenses previously reported, December 31, 2013	$38,790	$86,886	$125,676
Deficit	$(67,081,588)	$86,886	$(66,994,702)

Consolidated Statement of Cash Flows:

Patents and licenses that are capitalized are included as part of cash flows from investing activities whereas patent registration costs that are expensed, and amortization of capitalized costs are included as part of cash flows from operating activities. This resulted in additional cash outflows from investing activities relating to capitalized patent registration costs of $62,923 for the year ended December 31, 2013. This has also resulted in a corresponding reduction being reflected in the net cash outflow from operating activities of $62,923. Non-cash operating activities relating to the amortization of patent registration costs increased by $8,604 for the year ended December 31, 2013.

21.                               SUBSEQUENT EVENTS

Subsequent to the year end, the Company raised $5,806,185 from the exercise of 9,450,500 warrants and 271,300 stock options.

On February 25, 2015, the Company signed a Collaboration Agreement with BAE Systems (“BAE”), under which BAE will provide non-exclusive third-party foundry services in support of the Company’s “Lab-to- Fab” transition plan. The current phase of the work is expected to be performed between March 2015 and August 2015 at an estimated cost to the Company of $905,000. These services are provided under a statement of work and all intellectual property rights remain with the Company.

CORPORATE  INFORMATION

DIRECTORS:

Peter Copetti

Todd A. DeBonis

Sheldon Inwentash (1)

David E. Lazovsky

Ajit Manocha (3)

John F. O’Donnell (1) (2) (3)

Dr. Geoff Taylor

Chris Tsiofas (1) (2) (3)

(1) current members of Audit Committee

(2) current members of Compensation Committee

(3) current member of Corporate Governance & Nominating Committee

OFFICERS:

Peter Copetti

EXECUTIVE CO-CHAIRMAN & INTERIM CEO

Ajit Manocha

EXECUTIVE CO-CHAIRMAN

Kevin Barnes

CHIEF FINANCIAL OFFICER & TREASURER

Stephane Gagnon

CHIEF OPERATIONS OFFICER

Daniel DeSimone

CHIEF TECHNOLOGY OFFICER

Michel J. Lafrance

SECRETARY

INVESTOR RELATIONS:

Christopher Chu, Taylor Rafferty, LLC

Tel: (908) 251-9869 Email: poet@taylor-rafferty.com

LEGAL CONSULTANTS:

Stikeman Keeley Spiegel Pasternack LLP - Toronto Pierce Atwood LLP - Boston, MA

HEAD OFFICE:

Suite 501, 121 Richmond Street West

Toronto, Ontario M5H 2K1

Tel: (416) 368-9411

Fax: (416) 861-0749

SILICON VALLEY OFFICE:

2550 Zanker Road

San Jose, CA, USA 95131

OPERATIONS OFFICE:

P.O. Box 555

Storrs-Mansfield, CT, USA 06268

AUDITORS:

MARCUM LLP

City Place

185 Asylum Street, 17th Floor

Hartford, CT, USA 06103

REGISTRAR AND TRANSFER AGENT:

TMX Equity Transfer Services

Suite 300, 200 University Avenue

Toronto, Ontario M5H 4H1

Tel: 1 (866) 393-4891

Fax: (416) 361-0470

E-mail: TMXEInvestorServices@TMX.com

INTERNET:

http://www.poet-technologies.com

E-mail: info@poet-technologies.com

SHARE CAPITAL (as at April 27, 2015):

SHARES LISTED: TSX Venture Exchange Symbol: PTK OTCQX Symbol: POETF	Common Shares Authorized: Unlimited Issued: 179,839,384 Special Voting Shares Authorized: 1 Issued: 0

ANNUAL MEETING:

The Annual General Meeting of POET Technologies Inc. will be held at 9:00 a.m. (Pacific Time) on Friday, June 12, 2015, at the San Jose Marriott Hotel

located at 301 South Market Street, San Jose, California, USA.

121 Richmond St. West, Suite 501 Toronto, ON, Canada M5H 2K1	E-mail (corporate matters): info@poet-technologies.com

255 Zanker Road San Jose, CA, 95131 USA	E-mail (investor relations): poet@taylor-rafferty.com

Telephone: +1 416-368-9411	www.poet-technologies.com